Jordan K. Thomsen Vice President & Corporate Counsel The Prudential Insurance Company of America 3 Gateway Plaza, 3rd Floor Newark, NJ 07102 (973) 802-4193 February 4, 2021
Mr. Ruairi Regan
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549

Re: PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT, PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT & PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
(collectively, the “Real Property Accounts”)
Registration statements on Form S-1 (the “Registration Statements”)
File Nos. 333-223075, 333-223076, & 333-223077

Dear Mr. Regan:

The Prudential Insurance Company of America, Pruco Life Insurance Company of New Jersey and Pruco Life Insurance Company (collectively “Prudential”) respond in this letter to the a request by the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) for additional background information regarding (1) planned financial statements for the upcoming post-effective amendments and (2) planned filings and contract owner reports in connection with the planned termination of the offering and the liquidation of the Real Property Accounts.

This letter relates to all three filings listed above, and therefore we are filing it in each of the three file numbers listed above.

Financial Statements

To reflect the revised disclosure noted in our letter dated February 3, 2021, Prudential plans to file post-effective amendment #5 to each of the Registration Statements (the “Post-Effective Amendments”). Prudential will request that the Post-Effective Amendments be declared effective on or before February 12, 2021.

Since at least 2005, Prudential has sought orders of effectiveness for registration statements or post-effective amendments for the Real Property Accounts only in connection with annual updates to the prospectuses on or about May 1. Those filings have included December 31 audited financial statements for the relevant Real Property Account and the underlying Real Property Partnership (the “Partnership”). Because the Real Property Accounts and the Partnership have fiscal years ending December 31, interim financial statements have not be required for filings under the Securities Act of 1933.

Because of the timing of the Post-Effective Amendments and the acceleration request, Prudential will include Real Property Account and Partnership financial statements in prospectus supplements in the Post-Effective Amendments. The financial statements will be unaudited financial statements for the Real Property Accounts and the Partnership as of December 31, 2020. Those financial statements meet the interim financial statement requirements of Rule 3-12 of Regulation S-X because audited financials as of December 31, 2020 are not yet available and because the unaudited financials are at least as current as of September 30, 2020. In particular, Rule 3-12(b) provides: “Where the anticipated effective date of a filing, or in the case of a proxy statement the proposed mailing date, falls within the number of days subsequent to the end of the fiscal year specified in paragraph (g) of this section [90 days for the Real Property Accounts as non-accelerated filers], the filing need not include financial statements more current than as of the end of the third fiscal quarter of the most recently completed fiscal year unless the audited financial statements for such fiscal year are available or unless the anticipated effective date or proposed mailing date falls after 45 days subsequent to the end of the fiscal year and the registrant does not meet the conditions prescribed under paragraph (c) of §210.3-01.” (Emphasis added.)

Because the audits are not complete, we are requesting acceleration on or before February 12, 2021, to meet the requirement under Rule 3-12(b) (quoted above) that the effective date be no later than 45 days after December 31, 2021.

Future Filings and Contract Owner Reports

In our letters to the Staff dated November 3, 2020, and November 24, 2020, we set forth information related to the planned future filings and contract owner reports for the Real Property Accounts. We provide below an overview of our planned approach.

On February 22, 2021, Prudential will stop accepting new investments into the Real Property Accounts. As of that date, Prudential will cease issuing the securities that are registered by the Registration Statements.

After the SEC declares effective the Post-Effective Amendments, Prudential will mail to each contract owner invested in a Real Property Account the supplement describing the liquidation (including the financial statements) and a copy of the current summary prospectus for the AST Cohen & Steers Realty Portfolio.

Also after the SEC declares effective the Post-Effective Amendments, Prudential will file a further post-effective amendment to each Registration Statement to deregister any remaining securities in accordance with the undertaking under Item 512(a)(3) of Regulation S-K.1 Those post-effective amendments deregistering any remaining securities will be the final SEC filings for the Real Property Accounts.

Until the final liquidation of the Real Property Accounts on February 22, 2022, Prudential will continue to mail annual and semi-annual reports to contract owners invested in the Real Property Accounts. Those reports were implemented in 2017, when Prudential stopped filing periodic reports for the Real Property Accounts under Section 15(d) of the Securities Exchange Act of 1934 based on a submission to and discussions with the Office of Chief Counsel in the Division of Corporation Finance and existing precedent.2 Prudential plans to prepare and mail reports for the periods ending December 31, 2020, June 30, 2021, and December 31, 2021. The reports will include audited financial statements for the Real Property Accounts and the Partnership for the periods ending December 31, 2020 and December 31, 2021.

Approximately 30 days before the planned liquidation date of February 22, 2022, Prudential will re-mail the prospectus supplement describing the liquidation and the then-current summary prospectus for the AST Cohen & Steers Realty Portfolio to contract owners invested in the Real Property Accounts.

Contract owners invested in the Real Property Accounts as of the liquidation date will receive a confirmation of the transfer to the AST Cohen & Steers Realty Portfolio (consistent with confirmations provided for any transfer under the contracts).

* * * * *
We would greatly appreciate the Staff’s effort in resolving any outstanding questions or requests relating to the pending filings as soon as possible.

Respectfully yours,
/s/ Jordan K. Thomsen
Jordan K. Thomsen
The Prudential Insurance Company of America

Cc: Christopher E. Palmer, Esq.
1 In the comment response letter dated November 24, 2020, in response to comment 3 from the Staff, Prudential confirmed that it will deregister any remaining securities in accordance with the undertaking under Item 512(a)(3) of Regulation S-K. That Item requires that the registration statement for a continuous offering under Rule 415 include an undertaking “to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.”
2 Prudential’s August 16, 2016 submission to the staff discussed no-action relief permitting another insurance company to cease filing 1934 Act reports for a real estate account and other accounts not registered under the Investment Company Act of 1940, citing The Equitable Life Assurance Society of the United States, SEC No-Action Letter (April 19, 1996). That letter includes a representation that the company will provide to participants annual and semi-annual reports but no representation or requirement that such reports be filed with the SEC.